SHAREHOLDER MEETING RESULTS
(UNAUDITED)

A special meeting of shareholders of the Credit
Suisse Opportunity Funds - Credit Suisse
Multialternative Strategy Fund (the "Fund") was held at One Madison Avenue, 11th Floor, New
York, NY 10010 on March 14, 2017.  The
following matter was voted upon by the
shareholders of the Fund and the results are presented below. The proposal was approved.

To Elect the Following Nominees as Trustees:


			FOR		WITHHELD
Laura A. DeFelice	10,298,373	486,619
Mahendra R. Gupta	10,298,373	486,619
John G. Popp		10,298,373	486,619



Total Eligible Shares	11,618,692
Total Shares Voted	10,782,992
% of Shares Voted	92.81%